SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2010

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: HY10 Part 2 of 5

_________________

Part 2 of 5

Overview

Key financial highlights
Key financial highlights		2
Group performance - IFRS basis
Pro forma reconciliation of group operating profit to profit after tax - IFRS basis		5
1	Long-term business IFRS operating profit	6
2	Long-term business IFRS profit driver analysis	7
3	General insurance and health	9
4	Fund management	11
5	Other operations and regional costs	12
6	Corporate centre	13
7	Group debt costs and other interest	13
8	Investment return variances and economic assumption changes on long-term business	13
9	Short-term fluctuation in return on investments on general insurance and health businesses	14
10	Economic assumption changes on general insurance and health business	15
11	Profit on the disposal of subsidiaries and associates	15
12	Integration and restructuring costs	15
13	Exceptional items	15
New business
14	Life and pension sales	16
15	Investment sales	19
Capital management
16	Capital generation and utilisation	20
17	Internal rate of return and payback period	20
18	Net asset value	21
19	Financial flexibility	21
20	European Insurance Groups Directive (IGD)	21
21	Sensitivity analysis	22
22	Risk management	23
Analysis of assets
23	Total assets	24
24	Shareholders' assets	25
Financial Supplement
A	IFRS	27
B	New business	61
C	Capital Management	69
D	Analysis of assets	85
E	MCEV	1

_________________ Page 2 Key financial highlights
	IFRS			MCEV
	6 months 2010 £m	6 months 2009 £m	Change %	6 months 2010 £m	6 months 2009 £m	Change %
Long-term business IFRS profit / MCEV earnings	1,128	940	20%	1,918	1,607	19%
General insurance and health	525	545	(4)%	525	545	(4)%
Fund management	56	35	60%	13	(4)	425%
Other operations and regional costs	(47)	(107)	56%	(33)	(99)	67%
Corporate centre	(54)	(46)	(17)%	(54)	(46)	(17)%
Group debt and other interest costs	(338)	(318)	(6)%	(338)	(318)	(6)%
Operating profit before tax	1,270	1,049	21%	2,031	1,685	21%
Profit after tax	1,505	747	101%	896	919	(3)%
IFRS total return	1,072	666	61%
Net operational capital generated	£0.9bn	£0.5bn		n/a	n/a
MCEV new business margin	n/a	n/a		2.4%	2.1%
Combined operating ratio	97%	97%		n/a	n/a
Long term savings sales	n/a	n/a		20,238	19,421
Interim dividend per share	9.5p	9.0p		n/a	n/a
Net asset value per share	394p	353p		461p	404p
Earnings per share	38.8p	24.9p		28.5p	32.9p
Equity shareholder's funds	11,051	9,660		12,921	11,057
Return on equity shareholders' funds	14.6%	12.8%		17.5%	16.8%

Focus on capital, cash and profits

- IFRS operating profit of £1,270 million was 21% up on the previous period.

- Net operating capital generated in the period was £0.9 billion, strong progress towards our expectation of £1.5 billion for the year.

- Interim dividend per share of 9.5 pence (HY09: 9 pence)

- IFRS net asset value per share of 394 pence (HY09: 353 pence)

IFRS operating profit Please refer to attached pdf to view charts

- IFRS operating profit increased to £1,270 million for the half-year (HY09: £1,049 million) driven by strong growth in UK, European and US life results.

- IFRS profit after tax increased to £1,505 million (HY09: £747 million) driven by positive investment variances of £1,062 million of which around £600 million relates to differing movements in asset and liability yield curves used by Delta Lloyd. This has been partially offset by one-off exceptional items in that business and reduced restructuring costs which were £72 million (HY09: £148 million).

IFRS long-term business Please refer to attached pdf to view charts

- Long-term business operating profit increased 20% to £1,128 million (HY09: £940 million) driven by returns on UK reattributed inherited estate, increased spread profits in the US and stronger existing business returns in Europe.

- IFRS new business income improved to £465 million (HY09: £379 million) driven by increased volumes and improved profitability of annuity sales in UK and increased European sales volumes.

- Overall investment returns increased to £1,663 million (HY09: £1,376 million) - key components of this growth were increased annual management charges on unit-linked contracts in all regions, higher spread profits in the US and returns on the UK reattributed inherited estate.

- Expenses increased to £1,180 million (HY09: £1,129 million) partially as a result of higher initial and renewal commissions in Europe as a result of increased business volumes.

General insurance and health Please refer to attached pdf to view charts

- General insurance and health operating profit reduced to £525 million (HY09: £545 million). Lower prior year development and adverse weather experience have more than offset a strong improvement in underlying profitability. Combined operating ratio is 97% (HY09: 97%).

- Reserve releases in HY10 were £56 million compared with £190 million in HY09.

- Net written premiums increased to £5,044 million (HY09: £4,947 million) primarily in Canada (as a result of foreign exchange movements) and across our health insurance business.

- In the UK, premiums have reduced, with the adverse impact of previous actions to improve the profitability of the portfolio offsetting growth in other areas.

Page 3
Fund management Please refer to attached pdf to view charts

- Operating profit increased to £56 million (HY09: £35 million) reflecting increased funds under management and higher average fees.

- Total funds under management are £380 billion (HY09: £352 billion).

- Net funded flows from third party clients were £0.8 billion, with a further £0.5 billion of unfunded sales.

IFRS total return Please refer to attached pdf to view charts

- Total return increased to £1,072 million (HY09: £666 million). Within this amount (which is net of tax and minority interest) investment variances on long term business contributed £541 million.

- The impact of minority interests has increased as a result of the IPO of Delta Lloyd in October 2009. We now own 58%.

- The effective tax rate for the period was 27% (HY09 21%).

Net operational capital generated Please refer to attached pdf to view charts

- Net operational capital generated in the first 6 months of 2010 was £0.9 billion (HY09: £0.5 billion). Capital generated from existing business was £1.4 billion offset by capital investment in new business of £0.5 billion.

- Overall group IRR increased to 12.0% from 9.5% in the first half of 2009 and 10.0% for full year 2009. Compared with FY09 there have been increases in UK, US and Asia Pacific offsetting a small reduction in Europe driven primarily by changes in product mix.

- Payback periods have reduced overall from 14 years for FY09 to 8 years at HY10.

- The US IRR has improved from 7% to 14%, driven by broadly equal impacts of the AXXX capital solution and management actions.

IGD solvency Please refer to attached pdf to view charts

- IGD solvency surplus is £3.8 billion (FY09: £4.5 billion). This reduction reflects the payment of the final 2009 dividend of £0.3 billion, increased contributions to the Group pension scheme of £0.5 billion and adverse market movements in the first half of 2010 which have been more than offset by the positive contribution from profits made in the period.

- A 40% fall in equities would reduce IGD surplus by £0.5 billion.

- At 30 June 2010 IGD cover is 1.6 times (FY09: 1.7 times)

IFRS net asset value per share Please refer to attached pdf to view charts ___________________ Page 4

- IFRS NAV has increased to 394 pence (FY09: 374 pence) driven by strong operating profit and positive investment variances. These have been partially offset by the adverse impact of movements in FX rates, an increase in the pension scheme deficit and payment of the final dividend for 2009.

New business Please refer to attached pdf to view charts

- Worldwide long term business sales (including investment products) were £20.2 billion (HY09: £19.4 billion) an increase of 4% with significant increases in Europe, UK and Asia Pacific. On a local currency basis, sales increased by 5%.

- Within this total life and pensions sales were £18.0 billion (HY09: £17.5 billion) an increase of 3%.

- New business margin is 2.4% (HY09: 2.1%) driven primarily by improvements in the UK where the margin increased from 2.1% to 3.4%.

Underlying costs

- Total expenses have reduced by 4% from £2,493 million in HY09 to £2,403 million in HY10. On a like for like basis (excluding the impact of foreign exchange, restructuring and acquisitions and disposals) costs remain broadly flat at £2,331 million (HY09: £2,307 million) with the impact of inflation offset by cost savings.

MCEV result

- MCEV operating profit increased by 21% to £2,031 million (HY09: £1,685 million).

- Life MCEV operating earnings were £1,918 million (HY09: £1,607 million) an increase of 19%. Within this total, expected return is now calculated based on implied discount rates (IDRs) to improve the predictability of the operating result.

- The value of new business (VNB) increased to £425 million from £367 million in the first half of 2009 driven by increases in volume and margin primarily in the UK and France.

- MCEV profit after tax is £896 million (HY09: £919 million) with the higher operating profit offset by increased tax charge.

- MCEV NAV was 461 pence (FY09: 471 pence). The decrease is the result of adverse movements in foreign exchange rates, an increase in the pension scheme deficit and payment of the final dividend for 2009.

Liquidity

- Strong liquidity position with direct access to £1.8 billion of liquid assets (30 June 2009: £1.1 billion, 31 December 2009: £2.2 billion).

- £2.1 billion of undrawn committed credit facilities provided by a range of leading international banks.

Interim dividend of 9.5 pence	- Interim dividend for 2010 of 9.5 pence is an increase of 6% on the 2009 interim dividend.
Group's rating from Standards and Poors is AA- ("very strong")

- The group's rating from Standard and Poors is AA- ("very strong") with a Negative outlook; Aa3 ("excellent") with a Stable outlook from Moody's; and A ("excellent") with a Stable outlook from A M Best.

- The Group's financial strength ratings continue to reflect our strong competitive position and diversified underlying earnings profile, positive strategic management and substantial liquid assets.

Asset quality

- The asset portfolio remains of high quality.

- Aviva's exposure to sovereign debt is well within our risk appetite. We hold these assets for the long term and believe that the risk of European countries defaulting on their sovereign debt is low.

Impact of foreign exchange	- Total foreign currency movements during HY10 resulted in a loss recognised in profit before tax of £22 million (HY09: £111 million gain)

Please refer to attached pdf to view charts

http://www.rns-pdf.londonstockexchange.com/rns/5659Q_1-2010-8-4.pdf

____________________

Group Performance - IFRS

Pro forma reconciliation of group operating profit to profit after tax - IFRS basis

For the six month period to 30 June 2010

	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m
Operating profit before tax attributable to shareholders' profits
Long-term business
United Kingdom	463	368	672
Europe	544	478	1,038
North America	86	24	85
Asia Pacific	35	70	92
Total long-term business (note 1)	1,128	940	1,887
General insurance and health
United Kingdom	268	284	535
Europe	127	167	275
North America	132	87	144
Asia Pacific	(2)	7	6
Total general insurance and health (note 3)	525	545	960
Fund management
Aviva Investors	42	36	115
United Kingdom	(2)	(12)	(14)
Europe	17	10	31
Asia Pacific	(1)	1	1
Total fund management (note 4)	56	35	133
Other:
Other operations and regional costs (note 5)	(47)	(107)	(214)
Regional operating profit	1,662	1,413	2,766
Corporate centre (note 6)	(54)	(46)	(108)
Group debt costs and other interest (note 7)	(338)	(318)	(636)
Operating profit before tax attributable to shareholders' profits	1,270	1,049	2,022
Adjusted for the following:
Investment return variances and economic assumption changes on long-term business (note 8)	1,062	155	(75)
Short-term fluctuation in return on investments on non-long-term business (note 9)	6	(125)	95
Economic assumption changes on general insurance and health business (note 10)	(64)	52	57
Impairment of goodwill and other amounts expensed	(2)	(5)	(62)
Amortisation and impairment of intangibles	(60)	(58)	(144)
Profit on the disposal of subsidiaries and associates (note 11)	28	20	153
Integration and restructuring costs (note 12)	(72)	(148)	(286)
Exceptional items (note 13)	(117)	-	45
Profit before tax attributable to shareholders' profits	2,051	940	1,805
Tax on operating profit	(310)	(235)	(547)
Tax on other activities	(236)	42	57
	(546)	(193)	(490)
Profit for the period	1,505	747	1,315

Earnings per share - IFRS basis

	6 months 2010	6 months 2009	Full year 2009
Operating earnings per share on an IFRS basis after tax, attributable to ordinary shareholders of Aviva plc
Basic (pence per share)	27.4	26.9	45.1
Diluted (pence per share)	27.0	26.7	44.8
Earnings after tax on an IFRS basis, attributable to ordinary shareholders of Aviva plc
Basic (pence per share)	38.8	24.9	37.8
Diluted (pence per share)	38.2	24.8	37.5

1 - Long-term business IFRS operating profit

	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m
With-profit	110	137	177
Non-profit	353	231	495
United Kingdom	463	368	672
France	132	122	272
Ireland	86	29	50
Italy	49	37	128
Poland	78	72	152
Spain	79	71	160
Other Europe	1	(1)	(1)
Aviva Europe	425	330	761
Delta Lloyd	119	148	277
Europe	544	478	1,038
North America	86	24	85
Asia Pacific	35	70	92
Total	1,128	940	1,887

IFRS long-term business operating profit before shareholder tax was £1,128 million (HY09: £940 million), an increase of 20% on the prior period.

United Kingdom

IFRS operating profit was 26% higher at £463 million (HY09: £368 million) driven by strong growth in the non-profit result.

The non-profit result increased to £353 million (HY09: £231 million) from good new annuity business margins, increased annual management charges and earnings related to the reattributed estate. Investment return on reattributed assets (RIEESA), the un-wind of guarantee costs and the impact of policyholder behaviour contributed operating profits of £82 million (HY09: nil). £60 million of this is expected to recur.

This was partly offset by a lower with-profit result of £110 million (HY09: £137 million), reflecting the shareholders' share of reduced regular and terminal bonus payments. The with-profit result includes the final tranche of special bonus distribution of £84 million (HY09: £86 million).

Aviva Europe

Aviva Europe's life operating profit was £425 million (HY09: £330 million), a 29% increase on the prior period. This reflects growth in profits from existing business in France, Italy and Spain, partly offset by increased new business strain mainly due to sales growth in Italy. The current year result includes £55 million from release of reserves for protection business following adoption of realistic reserving in Ireland.

Delta Lloyd

Life operating profit for Delta Lloyd group reduced to £119 million (HY09: £148 million) due to lower interest rates and higher expenses.

North America

Life operating profit increased to £86 million (HY09: £24 million), as a result of our actions to improve the profitability of the business. This performance reflects disciplined spread management combined with growth in the in-force business.

Asia Pacific

Life operating profit reduced to £35 million (HY09: £70 million). The prior year result included a one-off release of reserves in Singapore of £58 million, and £22 million for the Australian life business sold on 1 October 2009. On an underlying basis, profits from the Asia region increased strongly, driven by lower new business strain and increased profit emergence from existing business.

______________

2 - Long-term business IFRS profit driver analysis

					6 months 2010
	Note	United Kingdom £m	Aviva Europe £m	Rest of the world £m	Total £m
New business income	a	230	179	56	465
Underwriting margin	b	88	157	124	369
Unit-linked margin	c	177	310	51	538
Participating business	d	109	191	70	370
Spread margin	e	82	26	365	473
Expected return	f	98	66	118	282
Investment return		466	593	604	1,663
Income		784	929	784	2,497

Acquisition expenses	g	(183)	(275)	(90)	(548)
Administration expenses	h	(178)	(240)	(214)	(632)
Expenses		(361)	(515)	(304)	(1,180)
DAC/AVIF amortisation and other	i	40	11	(240)	(189)
IFRS operating profit		463	425	240	1,128

'Rest of the world' includes Delta Lloyd, North America and Asia Pacific

		6 months 2009				Full year 2009
	Note	United Kingdom £m	Aviva Europe £m	Rest of the world £m	Total £m	Total £m
New business income	a	179	149	33	361	792
Underwriting margin	b	63	161	128	352	683
Unit-linked margin	c	147	289	26	462	1,021
Participating business	d	137	158	78	373	573
Spread margin	e	80	25	229	334	863
Expected return	f	48	60	99	207	492
Investment return		412	532	432	1,376	2,949
Income		654	842	593	2,089	4,424

Acquisition expenses	g	(187)	(212)	(101)	(500)	(950)
Administration expenses	h	(177)	(238)	(214)	(629)	(1,350)
Expenses		(364)	(450)	(315)	(1,129)	(2,300)
DAC/AVIF amortisation and other	i	78	(62)	(36)	(20)	(237)
IFRS operating profit		368	330	242	940	1,887

Detailed analysis of the above is given within the IFRS supplement, note A19, page 55.

(a) New business income
New business income increased 29% to £465 million as the new business income (as a percentage of APE sales) increased to 22% (HY09:18%) and sales increased 3%. This was primarily driven by annuity volumes and profit growth in the UK. In addition within the UK, the benefit of a 25% growth in protection volumes was offset by decreased creditor business.

In Aviva Europe, new business income increased to 20% (HY09:18%) reflecting geographical mix from growth in with-profit business in Italy and France.

In the Rest of the World, new business income includes the ongoing effect of the reserving changes made in 2009 in Asia Pacific.

(b) Underwriting margin

The underwriting margin increased to £369 million (HY09: £352 million). This increase reflects a benefit of £22 million in the UK from policyholder behaviour following the reattribution of the inherited estate in October 2009. The underwriting result in Aviva Europe and the Rest of the World remained broadly stable.

(c) Unit-linked margin

The unit-linked margin grew from £462 million to £538 million as improved market conditions resulted in higher average unit-linked reserves of £90 billion (HY09: £82 billion). Additionally the annual management charge as a percentage of reserves increased slightly to 119bps partly due to product mix. The majority of this unit-linked income comes from the UK and Aviva Europe which primarily relates to unit-linked business in France, Poland and Spain.

(d) Participating business

Income from participating business remained stable at £370 million (HY09: £373 million). Whilst the special distribution of £84 million (HY09: £86 million) was in line with prior year, the reduction in bonus rates lowered shareholder income in the UK. This was offset by an increase in Aviva Europe's result within which France is the main contributor reflecting a fixed management charge of circa 50bps on AFER business.

 --------------------------------------------

(e) Spread margin

Spread income increased 42% to £473 million as the spread margin increased to 134 bps (HY09: 98bps) driven by our US business where the benefits of management actions to improve profitability are coming through.

(f) Expected return on shareholder assets

Expected returns increased to £282 million (HY09: £207 million) due to a £60 million contribution in the UK following the reattribution of the inherited estate. Of this, £28 million were earnings on the reattributed estate with £32 million from the unwind of guarantees. This is expected to recur in the second half. The increase in Rest of the World is driven by higher shareholders' funds in Delta Lloyd.

(g) Acquisition expenses

Acquisition expenses have increased to £548 million (HY09: £500 million) due to higher initial commissions as single premium with-profit sales grew in France and Italy.

(h) Administration expenses

Administration expenses were broadly in line across all regions and at the group level at £632 million (HY09: £629 million).

(i) DAC, AVIF and other

DAC, AVIF and other amounted to £189 million (HY09: £20 million) as the prior year included a significant number of one-off positives including one-off reserve releases in Singapore of £58 million and £22 million contribution from the Australian life business sold in October 2009. In the first six months of 2010, there was a £55 million one-off release in Ireland as a result of moving to a realistic reserving basis. In addition, there were additional one-off charges of £35 million in Delta Lloyd.

DAC and AVIF amortisation increased by around £100 million principally driven by improved profitability in our US business.

The ongoing charge for these items is expected to be around £400 million for the full year.

________________

3 - General insurance and health

	Underwriting result			Longer-term investment return			Operating profit[2]
	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m
General insurance
United Kingdom[1,2]	56	63	98	223	227	439	269	282	520
France	(18)	7	15	23	24	55	5	31	70
Ireland[2]	(12)	15	(11)	29	33	62	16	47	49
Other	(6)	1	(62)	17	23	40	11	24	(22)
Aviva Europe	(36)	23	(58)	69	80	157	32	102	97
Delta Lloyd	31	6	38	50	53	105	81	59	143
Europe	(5)	29	(20)	119	133	262	113	161	240
North America	43	21	(4)	89	66	148	132	87	144
Asia Pacific	(3)	-	-	1	1	1	(2)	1	1
	91	113	74	432	427	850	512	531	905
Health insurance
United Kingdom	(4)	-	8	3	2	7	(1)	2	15
France	(2)	(2)	10	8	7	17	6	5	27
Ireland	7	1	7	1	-	1	8	1	8
Aviva Europe	5	(1)	17	9	7	18	14	6	35
Asia Pacific	-	6	5	-	-	-	-	6	5
	1	5	30	12	9	25	13	14	55
Total	92	118	104	444	436	875	525	545	960

1. United Kingdom includes Aviva Re and agencies in run-off.

2. Group operating profit includes an unfavourable impact of £11 million resulting from unwind of discount (HY09: £9 million; FY09: £19 million). £10 million relating to UKGI (HY09: £8 million, FY09: £17 million)) and £1 million relating to Ireland (HY09: £1 million, FY09: £2 million)

	Net written premiums
	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m
General insurance
United Kingdom[1]	2,018	2,091	3,911
France	429	434	729
Ireland	212	240	422
Other	260	234	457
Aviva Europe	901	908	1,608
Delta Lloyd	707	677	1,163
Europe	1,608	1,585	2,771
North America	996	889	1,800
Asia Pacific	8	4	10
	4,630	4,569	8,492
Health insurance
United Kingdom	223	207	387
France	135	130	223
Ireland	32	23	52
Aviva Europe	167	153	275
Asia Pacific	24	18	39
	414	378	701
Total	5,044	4,947	9,193

1. United Kingdom includes Aviva Re and agencies in run-off.

Combined operating ratios - general insurance business only	Claims ratio			Expense ratio			Combined operating ratio
	6 months 2010%	6 months 2009%	Full year 2009%	6 months 2010%	6 months 2009%	Full year 2009%	6 months 2010%	6 months 2009%	Full year 2009%
United Kingdom[1]	64.8%	65.8%	66.2%	11.5%	11.7%	11.5%	98%	99%	99%
France	76.3%	68.4%	68.1%	8.6%	9.5%	11.2%	102%	96%	98%
Ireland	76.6%	65.1%	73.6%	18.7%	18.2%	19.6%	105%	94%	103%
Aviva Europe	73.6%	65.5%	72.3%	11.6%	12.6%	13.7%	102%	96%	103%
Delta Lloyd	62.4%	66.2%	63.0%	11.0%	12.5%	14.7%	93%	97%	97%
Europe	68.7%	65.8%	68.4%	11.4%	12.6%	14.1%	99%	96%	101%
North America	63.5%	65.2%	68.5%	13.8%	13.7%	12.8%	96%	97%	100%
Total	65.3%	65.3%	66.7%	11.8%	12.3%	12.6%	97%	97%	99%

1. United Kingdom excluding Aviva Re and agencies in run-off.

Ratios are measured in local currency. The total group ratios are based on average exchange rates applying to the respective periods.

Definitions:
Claims ratio	Incurred claims expressed as a percentage of net earned premiums.
Expense ratio	Written expenses excluding commissions expressed as a percentage of net written premiums.
Commission ratio	Written commissions expressed as a percentage of net written premiums.
Combined operating ratio	Aggregate of claims ratio, expense ratio and commission ratio.

____________

3 - General insurance and health continued

Group operating profit from general insurance and health businesses for the period was £525 million (HY09: £545 million). The general insurance and health underwriting result decreased to £92 million (HY09: £118 million), reflecting adverse weather in UK and Europe totalling £71 million, offset in part by favourable experience in Canada.

We continue to apply our reserving policy consistently and the reserves in the group are set conservatively with the aim to protect against adverse future claims experience and development. Our business is predominantly short tail in nature and loss development experience is generally stable. As a result of the conservatism applied in setting the reserves, there are releases of £56 million, net of reinsurance, in the first half of 2010 which reflect releases from the 2009 accident year and prior (HY09: £190 million).

The worldwide general insurance combined operating ratio (COR) was 97% (HY09: 97%) in line with the group's 'meet or beat' target. The worldwide GI expense ratio has decreased to 11.8% (HY09: 12.3%) reflecting cost savings from our efficiency programmes and actions taken across the group to manage the cost base.

The longer term investment return (LTIR) on general insurance and health business assets was higher at £444 million (HY09: £436 million).

United Kingdom

The result for our general insurance and health business in the UK includes the UK General Insurance business, our group captive reinsurer, Aviva Re, and agencies in run off. Operating profit of £268 million (HY09: £284 million) includes UK General Insurance operating profit of £229 million (HY09: £247 million), a contribution of £39 million (HY09: £35 million) from Aviva Re, £1 million from agencies in run off and £1 million loss from our UK health business (HY09: £2 million). All subsequent commentary relates solely to UK General Insurance.

The first half of the year shows further evidence of a return to growth in our business in 2010, with net written premiums of £1,942 million (HY09: £2,049 million) 7% higher than those written in the second half of 2009 (£1,817 million). Performance in our direct channel has been particularly encouraging where we have seen motor policies in force grow by c100,000 for the year to date, reflecting the impact of our marketing initiatives, including 'Get the Aviva Deal' marketing campaign. Our offering on aggregators, the RAC panel, has also proved successful with total sales of 168,000 recorded in the first half of the year compared with 150,000 in the whole of 2009. We continue to roll out our direct prices to brokers, which we believe will offer opportunity for additional growth later in the second half of 2010. Commercial new business levels have been strong and the launch of our corporate risks offering has been well received in the market. We are also seeing good levels of retention across all lines of business. The reduction of 5% in net written premiums from the first half of 2009 principally reflected the impact of the action we took in 2009 to exit unprofitable business.

Overall, operating profit for the first half of 2010 was £229 million (HY09: £247 million), which includes broadly stable investment returns of £212 million (HY09 £217 million) and an underwriting result of £27 million (HY09: £39 million), reflecting the improvement in current year profitability offset by lower savings on prior year claims development to £32 million (HY09: £88 million).

The underlying improvement seen in current year profitability in 2009 has continued into 2010. Current year operating profits for the first half of the year were up by 24% to £197 million (HY09: £159 million), despite an adverse impact from weather-related claims of £20 million compared with the long-term average (HY09: neutral). The results reflect the growing sustainable profitability of the business now being written, driven by a disciplined approach to underwriting and the implementation of sophisticated pricing techniques across the business (including brokers and partners), together with a reduction in creditor claims from the levels seen last year.

The combined operating ratio has improved to 98% (HY09: 99%) in line with the Group's worldwide target. This reflects an improvement in the loss ratio of 1% since the first half of 2009. We are realising the benefits from the actions we have taken to control our costs, with the distribution ratio in line with the full year 2009 position at 33%, and down from 40% in 2007.

Europe

In Europe, net written premiums were in line with last year at £1,775 million (HY09: £1,738 million). Operating profit of £127 million was below prior year (HY09: £167 million) following adverse weather in Ireland and France partly offset by an improvement in the result from Delta Lloyd.

Aviva Europe

General Insurance net written premiums were in line with the same period last year at £901 million (HY09: £908 million). Health net written premiums have increased 9% to £167 million (HY09: £153 million) with our Ireland health franchise delivering profitable growth.

General insurance and health operating profit was £46 million (HY09: £108 million) principally reflecting the impact of adverse weather events in Ireland and France and lower reserve releases. The market in Ireland is difficult and exacerbated in the short term by aggressive and unsustainable pricing by competitors; we are focused on remaining competitive whilst delivering returns to shareholders. The LTIR of £78 million (HY09: £87 million) was lower as a result of reduction in interest rate yields across markets and foreign exchange movements in Turkey.

The combined operating profit for Aviva Europe was 102% (HY09: 96%) again impacted by adverse weather. Our pricing includes an allowance for weather, based on historical experience and future projections, which we believe is sufficient in the long-term. This year, like last, saw a variation from this mainly due to storm Xynthia in France and the extreme cold in Ireland. Our expense ratio is down 1% reflecting cost savings achieved on stable volumes.

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3 - General insurance and health continued

Delta Lloyd

Net written premiums were £707 million (HY09: £677 million) which includes amounts for accelerating the reporting of brokered business onto an actual basis. Excluding these amounts net written premiums were stable year on year.

Operating profit increased to £81 million (HY09: £59 million), reflecting positive development on disability and liability business. The motor and property market continued to be challenging due to price competition and adverse weather conditions. Property COR was also impacted by a high incidence of fire claims.

North America

In Canada, net written premiums were broadly level with the same period last year at £996 million, when measured on a constant currency basis. This reflected lower personal lines premiums, where we took actions in the prior year to exit poorly performing business partly offset by an improvement in our commercial lines premiums, made during a period when we have implemented targeted rate increases in a highly competitive market.

During the year we have continued to focus on business initiatives to enhance our operational and underwriting effectiveness and this, combined with favourable weather experience and improved long term investment return, has driven the increase in our operating profit to £132 million (HY09: £87 million). The underwriting result of £43 million (HY09: £21 million) and COR at 96% (HY09: 97%) follows the same trend in improved claims and favourable weather experience, while the long term investment return increased to £89 million (HY09: £66 million) driven by a change in asset mix and favourable foreign exchange movements.

Asia Pacific

Net written premiums in the general insurance and health business increased to £32 million (HY09: £22 million) primarily due to improved sales in Retail Healthcare in our Singapore Health business.

The operating loss was £2 million (HY09: £7 million profit) reflecting the non recurrence of the favourable £5 million one-off release of reserves in the Singapore health business in 2009 and the costs of setting up the general insurance business in Singapore.

4 - Fund management

Geographical analysis of fund management operating profits

	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m
United Kingdom	11	14	66
Europe	20	15	28
North America	13	8	22
Asia Pacific	(2)	(1)	(1)
Aviva Investors	42	36	115
United Kingdom	(2)	(12)	(14)
Aviva Europe[1]	-	1	3
Delta Lloyd	17	9	28
Europe	17	10	31
Asia Pacific	(1)	1	1
Total	56	35	133

1. Aviva Europe includes the result from fund management operations in Poland in 2009. This business was transferred across to Aviva Investors from 1 January 2010.

Our worldwide fund management operating profit increased to £56 million (HY09: £35 million) on an IFRS basis.

Aviva Investors

Aviva Investors performed well in the first half of 2010 with operating profit increasing 17% to £42 million (HY09: £36 million).

Aviva Investors' strategy of generating higher revenues by significantly increasing third party assets under management is developing momentum. Net funded inflows from third party clients were £0.8 billion with a further £0.5 billion of unfunded sales, lower than H1 2009, but generating significantly higher annualised revenues, which increased by 67% compared to the first half of 2009. Average fee rates on gross funded third party sales were 56% higher in first half of 2010 compared to full year 2009. Significant mandates won from new clients made up around £1 billion of inflows for the half.

Aviva Investors continued to invest in the development of its operating platform during the period, in particular to support distribution capabilities to third party clients.

Investment market conditions were also broadly supportive, with both equity and real estate markets averaging higher levels than those seen in 2009. In the UK, better market conditions and higher fee revenues were partly offset by lower revenues from securities finance, where central bank liquidity provisions adversely impacted margins and general de-leveraging in the investment banking industry adversely impacted volumes.

The North America result includes River Road Asset Management which was acquired in February 2010, also benefited from inflows from the US Life company. Operating profit in Europe benefited from inflows from the French Life company. In our Asia Pacific business continued investment supports our longer term growth plans to develop business capabilities.

4 - Fund management continued

Other fund management businesses

United Kingdom operating loss of £2 million comprises £2 million profit (HY09: £1 million loss) from our Aviva UK retail investment business and £4 million loss (HY09: £11 million loss) from our collective investment business with Royal Bank of Scotland Group as sales levels have increased compared to the first six months of 2009.

Delta Lloyd operating profit of £17 million (HY09: £9 million) reflected the return on higher funds under management and the benefit of the acquisition of the Delta Lloyd Deelnemingen fund management in February which allowed Delta Lloyd to recognise 100% of the associated fee income as opposed to 50% previously.

Asia Pacific, comprising our Navigator businesses in Singapore and Hong Kong, contributed £1 million loss (HY09: £1 million profit). The 2009 result included £4 million profit from the Australian business which was sold on 1 October 2009.

Funds under management

Total funds under management at 30 June 2010 was £380 billion (31 December 2009: £379 billion).

	30 June 2010			31 December 2009
	Aviva Investors £m	Other Aviva and external managers £m	Total £m	Aviva Investors £m	Other Aviva and external managers £m	Total £m
Internal funds under management	200,630	108,051	308,681	204,923	104,100	309,023
Third party funds under management	47,560	23,668	71,228	44,707	25,681	70,388
Funds under management	248,190	131,719	379,909	249,630	129,781	379,411

Funds managed by Aviva Investors were £248 billion (31 December 2009: £250 billion). Funds under management decreased during the period, primarily as a result of the impact of Sterling's appreciation against the Euro. This was partly offset by the depreciation of Sterling against the US dollar, the River Road acquisition and inflows from third party clients.

5 - Other operations and regional costs

	6 months 2010			6 months 2009			Full year 2009
	Regional Costs £m	Other Operations £m	Total £m	Regional Costs £m	Other Operations £m	Total £m	Regional Costs £m	Other Operations £m	Total £m
United Kingdom	-	(1)	(1)	-	(36)	(36)	-	(28)	(28)
Aviva Europe	(14)	(23)	(37)	(11)	(14)	(25)	(36)	(63)	(99)
Delta Lloyd	-	18	18	-	(23)	(23)	-	(49)	(49)
Europe	(14)	(5)	(19)	(11)	(37)	(48)	(36)	(112)	(148)
North America	(12)	3	(9)	(9)	1	(8)	(19)	3	(16)
Asia Pacific	(19)	1	(18)	(15)	-	(15)	(20)	(2)	(22)
Total	(49)	2	(47)	(35)	(72)	(107)	(75)	(139)	(214)

Other operations and regional costs decreased to £47 million (HY09: £107 million) driven by the receipt of a compensation payment for risk equalisation in relation to the Delta Lloyd health business in respect of earlier underwriting years and cost reductions in our Group centre operations. Across all regions head office costs have increased due to the expansion of regional initiatives and projects and ongoing brand spend.

Note A22 on page 57 in the IFRS supplement gives further information on the operational cost base.

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6 - Corporate centre

	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m
Project spend	(8)	(2)	(11)
Share awards and other incentive schemes	(7)	(6)	(12)
Central spend	(39)	(38)	(85)
Total	(54)	(46)	(108)

The Corporate Centre costs for the period increased to £54 million (HY09: £46 million) due to additional project spend.

7 - Group debt costs and other interest

	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m
External debt
Subordinated debt	(146)	(139)	(293)
Other	(22)	(26)	(42)
Internal debt	(121)	(121)	(227)
Net finance charge on main UK pension scheme	(49)	(32)	(74)
Total	(338)	(318)	(636)

Group debt costs and other interest of £338 million (HY09: £318 million) comprise internal and external interest on borrowings, subordinated debt and intra-group loans not allocated to local business operations. External interest costs increased to £168 million (HY09: £165 million) reflecting revaluation of the Euro offset by the US Dollar denominated loans following exchange rate movements. Internal interest costs of £121 million (HY09: £121 million) are in line with prior year.

The UK pension scheme net charge represents the difference between the expected return on pension scheme assets and the interest charged on pension scheme liabilities. The net pension charge increased to £49 million (HY09: £32 million) due mostly to the effect of the higher deficit at the beginning of the respective periods, which offset the reduction in discount rates from 31 December 2008 to 31 December 2009.

8 - Investment return variances and economic assumption changes on long-term business

(a) Definitions

Operating profit for long-term business is based on expected investment returns on financial investments backing shareholder and policyholder funds over the period, with consistent allowance for the corresponding expected movements in liabilities. Operating profit includes the effect of variance in experience for non-economic items, such as mortality, persistency and expenses, and the effect of changes in non-economic assumptions. Changes due to economic items, such as market value movement and interest rate changes, which give rise to variances between actual and expected investment returns, and the impact of changes in economic assumptions on liabilities, are disclosed separately outside operating profit.

(b) Economic volatility

The investment variances and economic assumption changes excluded from the long-term business operating profit were as follows:

	Long-term business
	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m
Investment variances and economic assumptions	1,062	155	(75)

Investment variances of £1,062 million include £951 million relating to Delta Lloyd. Of this, around £600 million is due to differing movements in asset and liability yield curves and as such, over time this impact is expected to reverse. Liabilities in Delta Lloyd are discounted using a yield curve based on a fully collateralised AAA bond portfolio, as this is considered a suitable proxy for risk free yields. This discount rate was largely unchanged in the first half of 2010 as the impact of increased credit spreads were offset by lower yields. As a result, whilst lower interest rates increased the market value of assets, this has not been offset by a corresponding movement in liabilities. The remainder primarily relates to gains on interest rate derivatives.

The additional provisions for credit defaults on corporate bonds and commercial mortgages that were established in 2008 and 2009 were unchanged and as such had no impact on 2010.

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8 - Long-term business investment return variances and economic assumption changes continued

(c) Assumptions

The expected rate of investment return is determined using consistent assumptions between operations, having regard to local economic and market forecasts of investment return and asset classification under IFRS.

The principal assumptions underlying the calculation of the expected investment return for equities and property are:

	Equities			Properties
	6 months 2010%	6 months 2009%	Full year 2009%	6 months 2010%	6 months 2009%	Full year 2009%
United Kingdom	7.8%	7.0%	7.0%	6.3%	5.5%	5.5%
Eurozone	7.2%	7.3%	7.3%	5.7%	5.8%	5.8%

The expected return on equities and properties has been calculated by reference to the 10 year swap rate in the relevant currency plus an appropriate risk premium.

For fixed interest securities classified as fair value through profit and loss, the expected investment returns are based on average prospective yields for the actual assets held. Where fixed interest securities are classified as available for sale, such as in the United States, the expected investment return comprises the expected interest or dividend payments and amortisation of the premium or discount at purchase.

9 - Short-term fluctuation in return on investments on general insurance and health business

	General insurance and health
	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m
Net investment income	414	498	1,272
Foreign exchange on unrealised gains/losses and other charges	86	(115)	(179)
	500	383	1,093
Analysed between:
Longer term investment return, reported within operating profit	444	436	875
Short-term fluctuations in investment return, reported outside operating profit	56	(53)	218
	500	383	1,093

General insurance	56	(53)	218
Other operations	(50)	(72)	(123)
Total short term fluctuations as per pro forma group operating profit	6	(125)	95

The longer-term investment return is calculated separately for each principal non long-term business unit. In respect of equities and properties, the return is calculated by multiplying the opening market value of the investments, adjusted for sales and purchases during the year, by the longer-term rate of investment return. The longer-term rate of investment return is determined using consistent assumptions between operations, having regard to local economic and market forecasts of investment return. The allocated longer-term return for other investments is the actual income receivable for the period. Actual income and longer-term investment return both contain the amortisation of the discount/premium arising on the acquisition of fixed income securities.

The total assets supporting the general insurance and health business, which contribute towards the longer-term return are:

	30 June 2010 £m	30 June 2009 £m	Restated 31 December 2009 £m
Debt securities	11,474	9,975	11,649
Equity securities	807	1,104	1,239
Properties	188	234	200
Cash and cash equivalents	2,425	2,393	2,078
Other	3,813	3,864	3,490
Assets supporting general insurance and health business	18,707	17,570	18,656
Assets supporting other non-long term business	2,197	2,501	2,598
Total assets supporting non long-term business	20,904	20,071	21,254

The principal assumptions underlying the calculation of the longer term investment return are:

	Longer term rates of return equities			Longer term rates of return property
	6 months 2010%	6 months 2009%	Full year 2009%	6 months 2010%	6 months 2009%	Full year 2009%
United Kingdom	7.8%	7.0%	7.0%	6.3%	5.5%	5.5%
France	7.2%	7.3%	7.3%	5.7%	5.8%	5.8%
Ireland	7.2%	7.3%	7.3%	5.7%	5.8%	5.8%
Netherlands	7.2%	7.3%	7.3%	5.7%	5.8%	5.8%
Canada	7.5%	6.1%	6.1%	6.0%	4.6%	4.6%

The underlying reference rates are at E15 within the MCEV financial supplement.

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10 - Economic assumption changes on general insurance and health business

Economic assumption changes of £64 million adverse (HY09: £52 million positive) arise as a result of the reduction in the swap rate used to discount latent claims reserves.

11 - Profit on the disposal of subsidiaries and associates

Profit on disposal of subsidiaries and associates was £28 million (HY09: £20 million), arising from the sale of Sogessur, a non-insurance operation in France and certain UK non-core operations. The Delta Lloyd health business was sold on 1 January 2009, with a reported profit on disposal at half year 2009 of £20 million (FY09: £31 million).

12 - Integration and restructuring costs

Integration and restructuring costs were £72 million (HY09: £148 million). This includes expenditure relating to the Quantum Leap project in Europe of £18 million, costs associated with preparing the businesses for Solvency II implementation of £14 million and other restructuring exercises across the group of £40 million, including UKGI and Aviva Investors of £10 million and £11 million respectively. Costs incurred in the first half of 2009 related to expenditure on cost saving programmes in the UK life and general insurance businesses and in Europe.

13 - Exceptional items

Exceptional costs of £117 million (HY09: nil) were mainly due to Delta Lloyd which has recognised a total of £107 million costs in relation to their German business restructuring (£35 million), unit-linked insurance compensation scheme (£35 million) and compensation costs in defined contribution pension schemes (£37 million).

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New Business

14 - Life and pension sales

	Present value of new business premiums			Value of new business			New business margin
Life and pensions (gross of tax and minority interest)	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m	6 months 2010%	6 months 2009%	Full year 2009%
United Kingdom	5,194	4,735	8,914	176	101	247	3.4%	2.1%	2.8%
France	2,827	2,440	4,891	102	72	169	3.6%	3.0%	3.5%
Ireland	476	426	1,072	1	4	12	0.2%	0.9%	1.1%
Italy	3,052	2,198	3,607	84	81	124	2.8%	3.7%	3.4%
Poland	319	554	1,079	20	27	55	6.3%	4.9%	5.1%
Spain	1,060	1,245	2,454	66	78	151	6.2%	6.3%	6.2%
Other Europe	258	208	420	12	6	10	4.7%	2.9%	2.4%
Aviva Europe	7,992	7,071	13,523	285	268	521	3.6%	3.8%	3.9%
Delta Lloyd	1,732	1,780	3,665	(58)	(34)	(103)	(3.3)%	(1.9)%	(2.8)%
Europe	9,724	8,851	17,188	227	234	418	2.3%	2.6%	2.4%
North America	2,334	3,189	4,545	4	16	16	0.2%	0.5%	0.4%
Asia Pacific	794	698	1,356	18	16	29	2.3%	2.3%	2.1%
Total life and pensions	18,046	17,473	32,003	425	367	710	2.4%	2.1%	2.2%

See New Business Supplement on page 61 for further analysis of sales volumes.

Regional new business internal rates of return are included in the Capital Management section, page 21 and 69.

United Kingdom

Our UK business delivered a strong performance in the first half of 2010. Sales continued to build momentum for the third consecutive quarter with further significant increases in profitability. We have successfully increased sales and margin through robust cost control, active management of our new business mix, and an increasingly strong brand presence.

Overall, long term savings sales increased 17% to £6,043 million on the first half of 2009 (HY09: £5,153 million) and 3% when compared to the first quarter of 2010. Our life and pensions sales increased 10% to £5,194 million on the same period last year (HY09: £4,735 million) and 3% over the first quarter of 2010. Particular highlights were the strong performance in the annuity and protection markets. The margin at 3.4% is significantly above the same period last year (HY09: 2.1%), and has doubled over the last 18 months as we have transformed our business in the UK, and our unlevered IRR has also increased to 15% (HY09: 13%). Collective investment sales grew strongly to £849 million (HY09: £418 million) reflecting increased levels of consumer confidence this year.

In the first half of 2010 brand awareness and consideration levels reached their highest ever levels since the rebrand, which gives us a competitive advantage and has helped drive new sales.

Demonstrating our enhanced competitive position and bancassurance strength, we have announced this week an exclusive distribution deal with Santander in the UK. From the summer of 2011 we will sell a range of protection products through Santander's 1,300 UK branches for a minimum of five years.

Aviva is also announcing today that it is proposing to change the basis of its successful strategic partnership with the Royal Bank of Scotland (RBS). It has signed heads of terms which will result in it taking full ownership of the jointly-owned life companies, while RBS will take full ownership of the collective investments business. In addition, Aviva and RBS have agreed to enter into a new distribution agreement for seven years from 1 January 2011, subject to regulatory approval.

Under the new agreement Aviva will sell life protection and pensions products through RBS branches, with a potential reach of 15 million customers.  It is expected that discussions will be completed in the second half of this year.

At the end of 2009 the joint venture had a total value to Aviva of £573 million and we expect this to increase to around £700 million by the end of the year as a result of this transaction. The net asset value of the Group is expected to increase by around £130 million and the quality of capital will also improve as goodwill of some £253 million is converted into net assets and value of in-force profits.

Sales from the partnership with RBS have doubled over the past five years. In the first half of 2010 sales were £499 million (HY09: £692 million) primarily driven by lower bond sales following the withdrawal of the Inflation Protected Guarantee option.

Our aim to drive significant growth in our risk business has achieved good results with growth of at least 10% in both annuity and protection sales (annuity: HY10: £1,603 million; HY09: £833 million : protection HY10: £507 million; HY09: £461 million). In the second quarter of 2010, individual annuity sales reached record levels and we delivered the highest quarterly protection new business volumes since the first quarter of 2006 (excluding creditor).

Protection sales (excluding creditor) grew 14% to £501 million (HY09: £441 million) underpinned by 21% growth in core protection[1] sales. New applications for our Simplified Life product were more than double the equivalent period in 2009. Protection sales, including creditor, were 10% higher at £507 million (HY09: £461 million). Total annuity sales were significantly higher at £1,603 million (HY09: £833 million). Sales of individual annuities continue to go from strength to strength, growing 59% to £1,194 million (HY09: £750 million). We remain very competitive in this market due to our active advertising, extensive distribution reach, and strong proposition, service and brand. BPA sales were £409 million (HY09: £83 million) reflecting the high volume of schemes secured in the first quarter of 2010, as we continue to ensure we maximise our return in this market.

1 Core protection excludes creditor, group life and income protection sales

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14 - Life and pension sales continued

Our pension sales were marginally lower at £2,061 million (HY09: £2,089 million) but we are encouraged by three consecutive quarters of growth and signs of employer confidence returning. We continue to write profitable group pension schemes using careful selection and underwriting, and in April we extended our presence in the individual pension market through delivery of adviser-charging.

Sales of equity release were strong, up 47% to £195 million (HY09: £133 million). Equity release is an important part of our retirement planning package offering customers the widest possible range of options to suit their individual needs.

Bond sales were lower at £828 million (HY09: £1,219 million) as we seek to maximise value in this product line. We continue to meet customers' preferences for lower risk investments by offering guarantees and low-risk solutions through our with-profit and unit linked funds.

As the uncertainty in the UK economy continues we remain committed to maximising profitability, prudently deploying capital and managing our expenses, while further enhancing the service we offer to customers and distributors. We believe this will enable us to build on the momentum generated during the first six months of 2010.

Europe

In Europe, life and pension sales were 10% higher at £9,724 million (HY09: £8,851 million), a 12% increase on a local currency basis. Margin was 2.3% (HY09: 2.6%) reflecting movement in product mix in Aviva Europe and less favourable economic assumptions in Delta Lloyd.

Aviva Europe

Consumer confidence is cautiously returning across the region, with customers selecting savings products and particularly those lower risk products with an element of guarantee. We have responded successfully to these evolving customer preferences and grew sales by 13% to £7,992 million (HY09: £7,071 million), 15% on a local currency basis.

The popularity of savings products has naturally impacted our sales mix, resulting in an overall margin of 3.6% (HY09: 3.8%) with underlying product margins maintained. This enabled us to grow our value generated from new business to £285 million (HY09: £268 million), a 6% increase, 8% on a local currency basis.

We have balanced our sales growth with continued strong capital disciplines as demonstrated by our new business IRR of 12% (HY09: 13%). Moreover our product centres of excellence are taking actions to improve product profitability, which we expect to see reflected in an improved margin in the second half of the year.

Bancassurance

We continue to leverage our bancassurance franchise, which with 51 arrangements makes Aviva the market leader in Europe. Sales increased 20% to £4,916 million (HY09: £4,093 million).

Sales performance in Italy continued to be strong with sales up 41% to £2,961 million (HY09: £2,105 million). We continue to see a very strong demand for lower risk savings products. In order to increase profitability and rebalance product mix, we have taken actions such as reducing the guaranteed interest rates on with-profit products and we expect to see the impact of this in the second half of the year.

In France sales have increased 10% to £712 million (HY09: £647 million). In partnership with Credit du Nord we developed an additional product for the "Duo" range which appeals to customers who seek exposure to stock markets whilst also offering an element of guarantee, which is central to consumer demand.

The continued challenging economic environment facing Spain has led to sales decreasing 16% to £937 million (HY09: £1,113 million). It is likely that there will be consolidation amongst the savings banks ('cajas') in Spain and we are monitoring developments closely in conjunction with our partners. A number of initiatives aimed at growing protection have led to a 27% increase in total protection sales against the previous quarter, retaining our position as the second largest provider in this sector.

In Ireland bancassurance sales have increased 19% to £232 million (HY09: £195 million). Demand has been high for bonds with an element of guarantee so whilst volumes have increased, margin has been impacted. In the continued difficult market conditions our immediate priority is to maintain strong underwriting disciplines in anticipation of a more favourable economic environment in the future. Partially offsetting the market trend, our 'free premium protection' campaign has enabled us to sell protection products at a higher margin than the prior year.

----------------------------------------------------------------

Retail

Retail sales have increased 3% to £3,076 million (HY09: £2,978 million). We continue to build on our significant retail franchise and are achieving excellent results from our initial productivity pilots in Poland.

France has delivered excellent sales growth of 18% to £2,115 million (HY09: £1,793 million). Sales through our partnership with AFER have increased 39% on a local currency basis with customers attracted by our simple and easy to understand product offering. Marketing campaigns tailored towards increasing protection and commercial sales have also positively impacted sales growth.

In Poland retail sales are 42% lower at £313 million (HY09: £539 million), as a result of the Polish pension legislation changes. This has been partly offset by our focus to drive sales towards more profitable products through the Quantum Leap pilots and development of new products which are expected to deliver sales growth in the second half of the year.

Retail sales in Ireland are 6% higher at £244 million (HY09: £231 million). We have invested in a nationwide series of presentations to our broker and intermediary network enabling us to highlight our capability in group pensions. We have also taken steps to rebalance the sales mix, including the launch of a new protected growth fund.

Delta Lloyd

Life and pension sales have remained consistent with the same period last year. Conditions in the group pensions market have not yet improved sufficiently to enable the market for large schemes to recover. The main growth area was in "banksparen" products which have been very successful, increasing 78% on the same period last year. However, these products are not reported within life sales. The new business margin of (3.3)% (HY09: (1.9)%) was driven by less favourable economic assumptions and weak margins in Germany where Delta Lloyd has indicated its intention to close the operation to new business.

North America

In the US our focus is on profitable growth as we drive diversification of our business mix and deliver strong internal rates of return and capital efficiency in the business. In the first six months of this year we generated good life and pension sales growth compared to the previous six months. However, sales were lower than in the first half of 2009 because of the specific actions we took last year to moderate the pace of our annuity sales and focus on capital efficiency, while driving growth in our life insurance business. Compared to the previous quarter, sales rose by 34% to £1,337 million (1Q10: £997 million), which equates to an increase of 25% on a local currency basis.

Annuity sales for the first six months of 2010 were 35% lower at £1,829 million compared to the same period in 2009 (HY09: £2,815 million) for the strategic reasons outlined above. Looking at the quarter on quarter trend, sales in the second quarter of 2010 grew by 42% to £1,074 million, (1Q10: £755 million), as we continue to focus our efforts with our key distribution partners.

Against the same period last year, our life sales have grown by 35% to £505 million (HY09: £374 million) and account for 22% (HY09: 12%) of our total new business sales. Life sales in the second quarter of £263 million, grew by 9% over the previous three months (1Q10: £242 million) as we continue to develop and benefit from the distribution initiatives we implemented in 2009.

The business delivered a strong improvement in new business profitability with the internal rate of return at 14% (HY09: 7% reported, 10% pro forma like-for-like basis with a life capital solution) as the benefits of more efficient products, pricing actions combined with a more favourable business mix were recognised. New business contribution of £4 million (HY09: £16 million) and overall margin of 0.2% (HY09: 0.5%) were lower than seen in the first half of 2009 as the benefit of actions taken to improve profitability were more than offset by an adverse impact of lower risk free rates.

Asia Pacific

Life and pensions sales increased by 49% to £794 million (HY09: £532 million (excluding the Australian life business which was sold on 1 October 2009)), 45% higher on a local currency basis, reflecting the improving economic environment and recovering investor confidence and our continuing business expansion in Asia. All our businesses recorded double digit growth compared to previous year.

New business margin (pre tax, post cost of capital) improved to 2.3% (HY09: 1.1% (excluding Australia)) through strategic initiatives covering product mix and offering. Scale efficiencies, coupled with disciplined cost management further contributed to the increase.

Our joint venture in China, Aviva-COFCO, performed strongly and sales increased by 41% to £235 million (HY09: £167million) and contributed 30% of total life and pension sales in the region. This performance was driven by our strong multi-channel distribution network and the opening of our tenth provincial branch in the last quarter of 2009.

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14 - Life and pension sales continued

Our joint venture in South Korea continues to perform strongly with sales of £201 million, an increase of 58% (HY09: £127 million) led by continued business expansion across all the distribution channels.

In India, our joint venture's sales were up 35% to £58 million (HY09: £43 million) reflecting the successful relaunch of our investment linked product suite and improved consumer sentiment.

In Singapore, sales increased by 59% to £143 million (HY09: £90 million), driven by strong investment linked sales, via our bancassurance channel, underpinned by improvements in both consumer sentiment and investment market outlook.

Sales in Hong Kong, Taiwan, Malaysia and Sri Lanka were higher than the previous year reflecting the steady economic recovery and growth in the region.

1 July 2010 marked our entry into the fast growing Indonesian insurance market, with our acquisition of 60% of a local insurer, further expanding Aviva's footprint in Asia.

15 - Investment sales

	6 months 2010 £m	6 months 2009 £m	12 months 2009 £m
Investment sales
United Kingdom	849	418	1,049

Aviva Europe	731	423	852
Delta Lloyd	395	357	664
Europe	1,126	780	1,516

Australia[1]	109	65	188
Singapore	108	232	385
Asia Pacific	217	297	573
Australia[1]	-	453	734
Total investment sales	2,192	1,948	3,872

1. Sales through Aviva Investors' operations in Australia are included in the Asia Pacific total. Prior year sales of the long-term business operations in Australia that were disposed of in October 2009 are shown separately.

Total investment sales of £2,192 million were 13% higher than the same period last year (HY09: £1,948 million).

UK investment sales increased to £849 million (HY09: £418 million) driven by the strong performance of the property fund.

Aviva Europe sales rose by 73% to £731 million (HY09: £423 million) reflecting higher European SICAV sales and inflows into the property funds. Delta Lloyd investment sales of £395 million for half year 2010 (HY09: £357 million) increased by 11% which was consistent with the trend during the latter half of 2009.

Investment sales in Asia Pacific were lower at £217 million (HY09: £297 million excluding sale through the Australian Life business) reflecting lower sales in Singapore of £108 million (HY09: £232 million) following a rationalisation of our distribution partnerships, which were only partly offset by improved sales in Aviva Investors Australia. The 2010 sales exclude the Australian business which was sold on 1 October 2009 (£453 million sales in HY09).

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Capital Management

16 - Capital generation and utilisation

The active management of the generation and utilisation of capital is a primary Group focus, with the balancing of new business investment and shareholder distributions with operational capital generation a key financial priority. We announced in the first quarter Interim Management Statement that we expect to generate approximately £1.3 billion of net operating capital in 2010, a 30% increase on 2009. The strong half year result of £0.9 billon reinforces our confidence in the capital generation position of the Group and we are now revising our full year guidance to £1.5 billion.

The half year result of £0.9 billion represents a £0.4 billion improvement on the 30 June 2009 position. In-force profits from the life business remain strong, generating £1.1 billion of capital in the half year (HY09: £1.1 billion), with a further £0.3 billion (HY09: £0.3 billion) generated by the general insurance, fund management and non-insurance businesses. Capital invested in new business has reduced significantly to £0.5 billion (HY09: £0.9 billion), benefiting in particular from management of volumes and other capital efficiency actions in the US business and the utilisation of the RIEESA to finance new business in UK Life.

	6 months 2010 £bn	6 months 2009 £bn	Full year 2009 £bn
Operational capital generation:
Life in-force profits	1.1	1.1	1.9
General insurance, fund management and non-insurance profits	0.3	0.3	0.6
Operational capital generated before investment in new business	1.4	1.4	2.5
Capital invested in new business	(0.5)	(0.9)	(1.5)
Operational capital generated after investment in new business	0.9	0.5	1.0

Operational capital generation comprises the following components:

-    Free surplus emergence, including release of required capital, for the life in-force business (net of tax and minorities);

-    IFRS operating profits for the general insurance and non-life businesses (net of tax and minorities);

-    Capital invested in new business. For the life business this is the impact of initial and required capital on free surplus. For general insurance businesses this reflects the movement in required capital, which we have assumed to equal two times the regulatory minimum. Where appropriate, the movement in capital requirements excludes the impact of foreign exchange movements.

17 - Internal rate of return and payback period

As set out above, the group generates a significant amount of capital each year. This capital generation supports both shareholder distribution and reinvestment in new business. The internal rates of return on new business written during the period are set out below. We manage new business against a target IRR hurdle of 12% or above and a target payback hurdle rate of 10 years or less. With the exception of Asia Pacific and Delta Lloyd, all regions met these requirements in the half year, with a particularly strong improvement in North America, where IRR has increased to 14% (HY09: 7%) and payback has reduced to 4 years (FY09: 14 years), benefiting from a range of management actions as well as recognising the expected future benefits of an AXXX capital solution.

	6 months 2010 IRR %	6 months 2009 IRR %	Full year 2009 IRR %	6 months 2010 Payback period years	Full year 2009 Payback period years
United Kingdom	15%	13%	14%	7	8
France	9%	10%	9%	11	9
Ireland	6%	5%	6%	10	10
Italy	10%	10%	10%	7	7
Poland	25%	23%	22%	4	5
Spain	22%	27%	26%	4	3
Other Europe	17%	14%	12%	5	8
Aviva Europe	12%	13%	13%	8	7
Delta Lloyd	5%	5%	6%	19	33
Europe	10%	11%	11%	10	15
North America	14%	7%	7%	4	14
Asia Pacific	10%	7%	8%	12	20
Total	12.0%	9.5%	10.0%	8	14

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18 - Net asset value

IFRS net asset value per share has increased over the half year to 394p (31 December 2009: 374p), with the benefit of profits in the period partially offset by the impact of foreign exchange rate movements, actuarial losses on staff pension schemes and the 2009 final dividend payment. MCEV NAV has fallen by 10p to 461p, largely driven by the same factors, with a greater adverse foreign exchange impact due to a lower US dollar exposure providing a smaller offset against higher euro exposure losses.

			IFRS			MCEV
	30 June 2010 £bn	30 June 2009 £bn	31 December 2009 £bn	30 June 2010 £bn	30 June 2009 £bn	31 December 2009 £bn
Net assets at 1 January :	15,086	14,573	14,573	18,462	17,432	17,432
Operating profit after tax	960	814	1,475	1,415	1,269	2,559
Non-operating items after tax	545	(67)	(160)	(519)	(350)	376
Actuarial losses on pension schemes	(368)	(1,232)	(1,116)	(368)	(1,232)	(1,116)
Foreign exchange rate movements	(372)	(1,492)	(951)	(705)	(1,706)	(991)
Other comprehensive income for the year, net tax	287	618	1,084	71	(84)	21
Dividends and appropriations net of scrip	(273)	(352)	(554)	(273)	(352)	(554)
Net increase in total equity following Delta Lloyd IPO	(9)	-	930	(9)	-	930
Other movements	(78)	(12)	(195)	(78)	(11)	(195)
Total equity	15,778	12,850	15,086	17,996	14,966	18,462
Preference share capital and direct capital instruments	(1,190)	(1,190)	(1,190)	(1,190)	(1,190)	(1,190)
Non-controlling interest[1]	(3,537)	(2,000)	(3,540)	(3,885)	(2,719)	(4,237)
Net assets at 30 June / 31 December:	11,051	9,660	10,356	12,921	11,057	13,035
Number of shares	2,800	2,739	2,767	2,800	2,739	2,767
Net asset value per share	394p	353p	374p	461p	404p	471p

1. Non-controlling interest has increased as a result of the IPO of Delta Lloyd in November 2009.

19 - Financial flexibility

The group's borrowings are comprised primarily of long dated hybrid instruments with maturities spread over many years, minimising refinancing risk. In addition to central liquid asset holdings of £1.8 billion, the group also has access to unutilised committed credit facilities of £2.1 billion provided by a range of leading international banks.

20 - European Insurance Groups Directive (IGD)

	UK life funds £bn	Other business £bn	30 June 2010 £bn	31 December 2009 £bn
Insurance Groups Directive (IGD) capital resources	4.6	10.0	14.6	15.7
Less: capital resource requirement	(4.6)	(6.2)	(10.8)	(11.2)
Insurance Group Directive (IGD) excess solvency	-	3.8	3.8	4.5
Cover over EU minimum (calculated excluding UK life funds)			1.6 times	1.7 times

The EU Insurance Groups Directive (IGD) regulatory capital solvency surplus has decreased by £0.7 billion since 31 December 2009 to £3.8 billion. This decrease is driven by negative market movements, dividends and pension scheme funding offset by profits for the period.

The key movements over the period are set out in the following table:

£bn
IGD solvency surplus at 31 December 2009	4.5
Dividends net of scrip	(0.3)
Operating profits net of other income and expenses	0.5
Market movements including foreign exchange	(0.4)
Pension scheme funding	(0.5)
Estimated IGD solvency surplus at 30 June 2010	3.8

Market movements include the impact of equity, credit spread, interest rate and foreign exchange movements net of the effect of hedging instruments. The recently revised funding arrangement agreed with the trustees of our UK staff pension scheme has resulted in a one off decrease in our IGD of £0.5 billion.

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21 - Sensitivity analysis

The sensitivity of the group's total equity on an MCEV basis and IFRS basis at 30 June 2010 to a 10% fall in global equity markets, a rise of 1% in global interest rates or a 0.5% increase in credit spreads is as follows:

		30 June 2010 £bn	Equities down 10%		Interest rates up 1% £bn
31 December 2009 £bn	MCEV basis		Direct £bn	Indirect £bn		0.5% increased credit spread £bn
20.7	Long-term savings[1]	19.9	(0.4)	(0.3)	0.1	(1.2)
4.6	General insurance and other	4.9	(0.2)	-	(0.6)	0.5
(6.8)	Borrowings[2]	(6.8)	-	-	-	-
18.5	Total equity	18.0	(0.6)	(0.3)	(0.5)	(0.7)

31 December 2009 £bn	IFRS basis	30 June 2010 £bn	Equities down 10%	Interest rates up 1% £bn	0.5% increased credit spread £bn
17.3	Long-term savings	17.7	(0.4)	(0.7)	(0.1)
4.6	General insurance and other	4.9	(0.2)	(0.6)	0.5
(6.8)	Borrowings[2]	(6.8)	-	-	-
15.1	Total equity	15.8	(0.6)	(1.3)	0.4

1. Assumes MCEV assumptions adjusted to reflect revised bond yields.

2. Comprising internal, external and subordinated debt, net of corporate tangible net assets.

These sensitivities assume a full tax charge/credit on market value assumptions. The interest rate sensitivity also assumes an equivalent movement in both inflation and discount rate (i.e. no change to real interest rates) and therefore incorporates the offsetting effects of these items on the pension scheme liabilities. A 1% increase in the real interest rate has the effect of reducing the pension scheme liability by £1.7 billion.

The 0.5% increased credit spread sensitivities for MCEV and IFRS do not make an allowance for any adjustment to risk-free interest rates. MCEV sensitivities assume that the credit spread movement relates to credit risk and not liquidity risk; in practice, credit spread movements may be partially offset due to changes in liquidity risk. Life IFRS sensitivities provide for any impact of credit spread movements on liability valuations. The MCEV and IFRS sensitivities also include the allocation of staff pension scheme sensitivities, which assume inflation rates and government bond yields remain constant. In practice, the sensitivity of the business to changes in credit spreads is subject to a number of complex interactions. The impact of the credit spread movements will be related to individual portfolio composition and may be driven by changes in credit or liquidity risk; hence, the actual impact may differ substantially from applying spread movements implied by various published credit spread indices to these sensitivities.

Group IGD

The sensitivity of the group's IGD surplus reflects the impact of the hedges we have put in place as part of our long-term strategy to protect the group from extreme market movements. At 30 June 2010 the sensitivity to a 10% fall in global equity markets or a rise of 1% in global interest rates is as follows:

	30 June 2010 £bn	Equities down 10% £bn	Interest rates up 1% £bn
IGD Group surplus	3.8	(0.2)	(0.3)

We continue to actively manage our exposure to further market volatility, with ongoing hedging strategies in place. We expect that a 40% fall in equity markets at 30 June 2010 would reduce IGD by £0.5 billion.

£bn
Equities down 10%	(0.2)
Equities down 20%	(0.4)
Equities down 30%	(0.4)
Equities down 40%	(0.5)

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22 - Risk management

Equity hedging

Our risk management processes ensure close and ongoing monitoring of all our capital measures. The following table shows the material equity derivatives within the group's shareholder funds at 30 June 2010 that are used as part of a long-term strategy to manage equity risk. It excludes derivatives used for portfolio management purposes:

Derivative	Notional £bn1	Market fall below protection level %[2,4]	Market fall required before protection starts %[3,4]	Outstanding duration
(a)	3.4	-	24%	< 2 months
(b)	2.4	-	22%	3-12 months
(c)	0.2	1%	-	> 12 months

1. The notional represents the notional amount of hedging as at 30 June 2010.

2. The "Market fall below protection level" shows the percentage the market has fallen below the protection level as at 30 June 2010.

3. The "Market fall required before protection starts" shows the percentage the market would have to fall from the 30 June 2010 position before the derivative moves into the money.

4. Derivatives (a), (b) and (c) each represent a collection of derivatives with different strike prices. The strike prices used in the above calculations are the weighted average strikes of the derivatives in each bucket.

Interest rate hedging

Interest rate hedges are used widely to manage asymmetric interest rate exposures across our life insurance businesses as well as an efficient way to manage cash flow and duration matching. The most material examples of uses to hedge guarantees relate to minimum interest rate guarantees in the Netherlands, and also guaranteed annuity exposures in both the UK and Ireland. These hedges are used to protect against interest rate falls and are sufficient in scale to materially reduce the Group's interest rate exposure.

Currency Hedging

At a group level we actively seek to manage foreign currency risk primarily by matching assets and liabilities in functional currencies at the business unit level.  Foreign currency dividends from subsidiaries are hedged using FX forwards to provide certainty regarding the sterling value to be received by Group. Derivatives have also been used to reduce balance sheet FX translation risk.  At 30 June 2010 group had in place two Euro hedges being a £500 million cross currency swap and a £1,000 million zero cost collar. A further £500 million Euro zero cost collar was put in place after 30 June 2010.  These hedges are used to protect the group's capital against a significant depreciation in the Euro versus Sterling.

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Analysis of Assets

As an insurance business, Aviva Group holds a variety of assets to match the characteristics and duration of its insurance liabilities. Appropriate and effective asset liability matching (on an economic basis) is the principle way in which we manage our investments. In addition, to support this, we also use a variety of hedging and other risk management strategies to diversify away residual mis-match risk that is outside of our risk appetite.

The quality of our asset base continues to be strong, and prudent management of investments has limited our exposure to market volatility and toxic assets. Equity and debt markets have suffered deterioration in 2010 after a significant recovery in 2009, and rating agencies have downgraded the debt securities of a number of governments and corporate institutions. The impact on Aviva's investment portfolio has not been significant and the credit rating profile of our debt securities portfolio remains strong.

23 - Total assets

30 June 2010	Policyholder assets £m	Participating fund assets £m	Shareholder assets £m	Total assets analysed £m	Less assets of operations classified as held for sale £m	Balance sheet total £m
Loans	1,746	7,701	31,947	41,394	-	41,394
Financial investments
Debt securities	16,855	81,282	62,480	160,617	-	160,617
Equity securities	27,483	8,664	4,595	40,742	-	40,742
Other investments	23,820	8,785	2,618	35,223	-	35,223
Total loans and financial investments	69,904	106,432	101,640	277,976	-	277,976

Cash and cash equivalents	5,028	15,047	8,371	28,446	-	28,446
Other assets	5,513	12,839	29,844	48,196	(6)	48,190
Assets of operations classified as held for sale	-	-	-	-	6	6
Total	80,445	134,318	139,855	354,618	-	354,618
Total %	22.7%	37.9%	39.4%	100.0%	0.0%	100.0%
FY09 (Restated)	82,686	135,628	136,077	354,391	-	354,391
FY09%	23.3%	38.3%	38.4%	100.0%	0.0%	100.0%

FY09 restated as our Spanish business undertook a review in 2010 of the allocation of assets between shareholder and policyholder funds. As a result, debt securities of £2,362 million and equity securities of £10 million previously recognised as participating fund assets were reclassified as shareholder assets.

Total assets - Valuation bases

				30 June 2010			Restated 31 December 2009
	Fair value £m	Amortised cost £m	Equity accounted/ tax assets £m	Total £m	Fair value £m	Amortised cost £m	Equity accounted/ tax assets £m	Total £m
Policyholder assets	77,434	2,758	253	80,445	79,807	2,523	356	82,686
Participating fund assets	121,810	11,896	612	134,318	122,794	12,237	597	135,628
Shareholder assets	99,690	37,334	2,831	139,855	95,012	38,459	2,606	136,077
Total	298,934	51,988	3,696	354,618	297,613	53,219	3,559	354,391
Total %	84.3%	14.7%	1.0%	100.0%	84.0%	15.0%	1.0%	100.0%

The proportion of total assets measured at fair value (which includes 100% of financial investments) has remained stable at 84.3% (FY09: 84.0%). The principal asset classes measured at fair value are loans, debt securities, equity securities and other financial investments.

Total assets - financial investments

30 June 2010	Cost/ amortised cost £m	Unrealised gain £m	Unrealised loss £m	Impairments £m	Fair value £m
Debt securities	155,756	8,866	(3,823)	(182)	160,617
Equity securities	42,683	3,412	(4,506)	(847)	40,742
Other investments	34,221	1,785	(761)	(22)	35,223
Total	232,660	14,063	(9,090)	(1,051)	236,582

At 30 June 2010, cumulative impairments on debt securities were £182 million. Actual defaults and impairments on debt securities in the first half of the year were low at £57 million (FY09: £98 million), of which £50 million relates to available for sale debt securities.

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24 - Shareholders' assets

As at 30 June 2010, total shareholder investments in loans and financial investments included within shareholder assets was £101,640 million (FY09: £98,677 million), including loans of £31,947 million, debt securities of £62,480 million, equity securities of £4,595 million and other investments of £2,618 million. The increase in shareholder exposure to loans and financial investments during the year is predominantly due to investment of new business inflows into debt securities to appropriately match the underlying insurance liabilities. It also includes the impact of strengthening in the US dollar exchange rate, partially offset by a weakening of the Euro exchange rate and a fall in the amount of strategic equities held centrally.

Shareholders' assets - loans

30 June 2010	United Kingdom £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Total £m
Policy loans	7	12	242	243	15	519
Loans and advances to banks	267	-	89	-	-	356
Mortgage loans - securitised	1,894	-	6,813	-	-	8,707
Mortgage loans - non-securitised	12,185	-	5,378	1,784	-	19,347
Other loans	37	4	2,890	85	2	3,018
Total	14,390	16	15,412	2,112	17	31,947
FY09	13,994	19	16,088	1,953	14	32,068

Our well diversified UK Life commercial mortgage portfolio remains of high quality, with minimal levels of default losses recorded in the period. Interest service cover remains strong at 1.3 times and over 96% of mortgages are neither past due nor impaired. The average LTV has increased to 99% (FY09: 94%). Mortgage LTV's increased slightly over the first half of 2010 resulting in the amount of exposure uncovered by the underlying security rising to £496 million. The increased LTV levels result from falling gilt yields which have increased the fair value of the loans and enhancements made to the valuation methodology for the underlying properties. However, this change has had no impact on income cover levels which remain the primary risk driver within the mortgage portfolio.

The valuation allowance we made in the UK for short term defaults on corporate bonds and commercial mortgages remains unused. Together with our long-term default assumptions, this equates to a valuation allowance of £1.1 billion for the life of the UK Life corporate bond and commercial mortgage portfolio, and creates a strong buffer against potential future losses. In addition, we hold £65 million of provisions in our UK General Insurance mortgage portfolio.

The total shareholder exposure to loans issued by Delta Lloyd has decreased to £15,412 million (FY09: £16,088 million), including £6,813 million of securitised mortgages and £5,378 million of non-securitised (primarily residential) mortgages. The securitised mortgages have predominantly been sold to third party investors, and therefore present little credit risk to Aviva. Of the non-securitised mortgages, £1,944 million (FY09: £1,877 million) are guaranteed by the Dutch Government, and over 96% are neither past due nor impaired. Delta Lloyd has not made any additional provisions, as it does not consider the amount of potential loss to be significant.

Shareholders' assets - financial investments

				30 June 2010			Restated 31 December 2009
	Fair value hierarchy				Fair value hierarchy
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Debt securities	29,454	31,624	1,402	62,480	29,818	27,208	1,786	58,812
Equity securities	2,102	1,807	686	4,595	2,918	1,500	619	5,037
Other investments	708	1,756	154	2,618	1,203	1,536	21	2,760
Total	32,264	35,187	2,242	69,693	33,939	30,244	2,426	66,609
Total %	46.3%	50.5%	3.2%	100.0%	51.0%	45.4%	3.6%	100.0%

During the first half of 2010, there has been a decrease to 46.3% (FY09: 51.0%) in the proportion of shareholder financial investments classified as "Level 1", which means that they are valued using quoted prices in active markets. The key reason for the reduction is mainly due to the strengthening in the US dollar exchange rate and an increase in invested assets due to business growth in our U.S. business (almost all shareholder debt securities in our US business are recorded at Fair Value Level 2)  and weakening in the Euro exchange rate (the majority of shareholder debt securities in our European businesses are recorded at Fair Value Level 1).

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24 - Shareholders' assets continued

Shareholders' assets - debt securities

					Rating
30 June 2010	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Not rated £m	Total £m
Government	11,002	3,869	1,481	133	186	611	17,282
Corporate	3,052	5,157	13,704	11,429	1,535	2,200	37,077
Certificates of deposits	-	185	94	211	-	12	502
Structured	4,802	667	811	407	376	556	7,619
Total	18,856	9,878	16,090	12,180	2,097	3,379	62,480
Total %	30.2%	15.8%	25.7%	19.5%	3.4%	5.4%	100.0%
FY09 (Restated)	19,531	8,451	15,211	10,824	1,714	3,081	58,812
FY09% (Restated)	33.2%	14.4%	25.9%	18.4%	2.9%	5.2%	100.0%

During the first half of 2010, the proportion of our shareholder debt securities that are investment grade remained broadly unchanged at 91.2% (FY09: 91.9%). Of the remainder, 3.4% are US private placements (classified as "not rated" in the table above), which are rated as an average equivalent of between "A" and "BBB" by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC), a US national regulatory agency; 3.4% are debt securities that are below investment grade; and 2.0% are not rated by the major rating agencies or the NAIC.

Aviva's shareholder exposure to debt securities of £62,480 million includes £538 million of exposures to the governments (and local authorities and agencies) of Greece, Spain and Portugal. This represents just 0.2% of total balance sheet assets as at 30 June 2010. A further £1,433 million of exposures to these governments are held in participating funds, although we have limited shareholder risk to these assets. Net of non-controlling interests, our total exposure to these governments is further reduced to £362 million within shareholder assets and £1,070 million within participating fund assets.

Within structured assets, the group continues to have very limited exposure (0.9% of total balance sheet assets) to sub-prime and Alt A RMBS, ABS, Wrapped Credit, CDOs and CLOs. Of our remaining exposures to RMBS, the vast majority are backed by US Government Sponsored Entities, and so are considered to have minimal credit risk.

End of part 2 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 5 August, 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary